UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-1(a)

(Amendment No. 3)

OSTEOTECH, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

688582105
(CUSIP Number)

August 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 688582105	Schedule 13D/A	Page 2 of 8 Pages

1	Names of Reporting Persons. John F. White James F. Rice Kenneth L. Wolfe Foster L. Aborn Kairos Partners III Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)[ ]
6
Citizenship or Place of Organization.
John F. White -- United States
James F. Rice -- United States
Kenneth L. Wolfe -- United States
Foster L. Aborn -- United States
Kairos Partners III Limited Partnership -- Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power John F. White -- 0 shares James F. Rice -- 0 shares Kenneth L. Wolfe -- 0 shares Foster L. Aborn -- 0 shares Kairos Partners III Limited Partnership -- 0 shares
8    Shared Voting Power
John F. White -- 953,057 shares
James F. Rice -- 953,057 shares
Kenneth L. Wolfe -- 953,057 shares
Foster L. Aborn -- 953,057 shares
Kairos Partners III Limited Partnership -- 953,057 shares
Refer to Item 5 below.

9 Sole Dispositive Power John F. White -- 0 shares James F. Rice -- 0 shares Kenneth L. Wolfe -- 0 shares Foster L. Aborn -- 0 shares Kairos Partners III Limited Partnership -- 0 shares
10   Shared Dispositive Power
John F. White -- 953,057 shares
James F. Rice -- 953,057 shares
Kenneth L. Wolfe -- 953,057 shares
Foster L. Aborn -- 953,057 shares
Kairos Partners III Limited Partnership -- 953,057 shares
Refer to Item 5 below.

11
Aggregate Amount Beneficially Owned by Each Reporting Person
John F. White -- 953,057 shares
James F. Rice -- 953,057 shares
Kenneth L. Wolfe -- 953,057 shares
Foster L. Aborn -- 953,057 shares
Kairos Partners III Limited Partnership -- 953,057 shares
Refer to Item 5 below.

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.

CUSIP NO. 688582105	Schedule 13D/A	Page 3 of 8 Pages

13	Percent of Class Represented by Amount in Row (9)* John F. White -- 5.26% James F. Rice -- 5.26% Kenneth L. Wolfe -- 5.26% Foster L. Aborn -- 5.26% Kairos Partners III Limited Partnership -- 5.26%
14	Type of Reporting Person (See Instructions) John F. White -- IN James F. Rice -- IN Kenneth L. Wolfe -- IN Foster L. Aborn -- IN Kairos Partners III Limited Partnership -- PN

*  All share numbers and ownership percentages reported herein are as of August 9, 2010.
*  All percentage ownerships reported herein are based on 18,126,882 shares of common stock issued and outstanding as of August 5, 2010, as reported by Osteotech, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, filed with the Securities and Exchange Commission on August 9, 2010.

CUSIP NO. 688582105	Schedule 13D/A	Page 4 of 8 Pages

Explanatory Note.

This Amendment No. 3 relates to and amends the Schedule 13D initially filed jointly by John F. White, James F. Rice, Kenneth L. Wolfe, Foster L. Aborn and Kairos Partners III Limited Partnership with the Securities and Exchange Commission on November 24, 2009, as amended by Amendment No. 1 to Schedule 13D filed on December 1, 2010 and by Amendment No. 2 to Schedule 13D filed on February 4, 2010 (collectively, the “Schedule 13D Statement”), with respect to the Common Stock, $0.01 par value, of Osteotech, Inc. (the “Issuer”).

As used herein, the term “Partnership” refers to “Kairos Partners III Limited Partnership;” the term “Managers” refers to John F. White, James F. Rice, Kenneth L. Wolfe and Foster L. Aborn collectively; and the term “Reporting Persons” refers to the Partnership and the Managers collectively. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D Statement.

Item 4.	Purpose of Transaction

The Reporting Persons, as long-time and concerned stockholders of the Issuer, continually evaluate their alternatives with respect to their investment in the Issuer and possible means to maximize stockholder value. The Reporting Persons are considering various strategies to increase the value of the Reporting Persons’ investment in the Issuer.

Previously, on November 24, 2009, John White, one of the Reporting Persons, submitted a letter to Mr. Kenneth P. Fallon, III, Chairman of the Issuer’s board of directors. In the letter, Mr. White recommended to the Issuer’s Board of Directors that they hire a strategic advisor to explore all possibilities, including the sale of the company, in order to realize value for the Issuer’s stockholders.  On February 4, 2010, Mr. White submitted another letter to Mr. Kenneth P. Fallon, III, Chairman of the Issuer’s board of directors. In the letter, Mr. White requested that the Issuer respond to his previous letter of November 24, 2009 and confirm whether the Issuer had considered hiring a strategic advisor and to inform him as to why the Issuer had adopted a stockholder rights plan on January 22, 2010.

On August 11, 2010, the Reporting Persons issued a press release regarding their intent to vote for the dissident slate of directors for the board of the Issuer as proposed by the Spencer Capital Opportunity Fund, L.P., Boston Avenue Capital LLC and Heartland Advisors, Inc. at the annual meeting of shareholders to be held on August 23, 2010.

A copy of the press release issued on August 11, 2010 is filed as Exhibit D to this Schedule 13D filing and is incorporated herein by reference.  The foregoing and subsequent references to, and descriptions of, the press release, are qualified in their entirety by reference to such press release.  The Reporting Persons disclaim any admission that they constitute a “group”, as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with any entity associated with the Issuer as a result of the issuance of the press release or by any other actions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the Issuer’s response to the letters sent by John White, price levels of the Issuer’s stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate by selling some or all of their shares of common stock.

Item 5.              Interest in Securities of the Issuer

(a)	Amount beneficially owned and percentage of class:

John F. White	953,057 shares, representing 5.26% of the Issuer’s common stock
James F. Rice	953,057 shares, representing 5.26% of the Issuer’s common stock
Kenneth L. Wolfe	953,057 shares, representing 5.26% of the Issuer’s common stock
Foster L. Aborn	953,057 shares, representing 5.26% of the Issuer’s common stock
Kairos Partners III Limited Partnership	953,057 shares, representing 5.26% of the Issuer’s common stock

CUSIP NO. 688582105	Schedule 13D/A	Page 5 of 8 Pages

(b)  Voting and disposition powers:

Sole power to vote or direct the vote:

John F. White	0 shares, representing 0% of the Issuer’s common stock
James F. Rice	0 shares, representing 0% of the Issuer’s common stock
Kenneth L. Wolfe	0 shares, representing 0% of the Issuer’s common stock
Foster L. Aborn	0 shares, representing 0% of the Issuer’s common stock
Kairos Partners III Limited Partnership	0 shares, representing 0% of the Issuer’s common stock

Shared power to vote or direct the vote:

John F. White	953,057 shares, representing 5.26% of the Issuer’s common stock
James F. Rice	953,057 shares, representing 5.26% of the Issuer’s common stock
Kenneth L. Wolfe	953,057 shares, representing 5.26% of the Issuer’s common stock
Foster L. Aborn	953,057 shares, representing 5.26% of the Issuer’s common stock
Kairos Partners III Limited Partnership	953,057 shares, representing 5.26% of the Issuer’s common stock

Sole power to dispose or direct the disposition:

John F. White	0 shares, representing 0% of the Issuer’s common stock
James F. Rice	0 shares, representing 0% of the Issuer’s common stock
Kenneth L. Wolfe	0 shares, representing 0% of the Issuer’s common stock
Foster L. Aborn	0 shares, representing 0% of the Issuer’s common stock
Kairos Partners III Limited Partnership	0 shares, representing 0% of the Issuer’s common stock

Shared power to dispose or direct the disposition:

John F. White	953,057 shares, representing 5.26% of the Issuer’s common stock
James F. Rice	953,057 shares, representing 5.26% of the Issuer’s common stock
Kenneth L. Wolfe	953,057 shares, representing 5.26% of the Issuer’s common stock
Foster L. Aborn	953,057 shares, representing 5.26% of the Issuer’s common stock
Kairos Partners III Limited Partnership	953,057 shares, representing 5.26% of the Issuer’s common stock

CUSIP NO. 688582105	Schedule 13D/A	Page 6 of 8 Pages

(c)           The following is a description of all transactions in shares of common stock of the Issuer by the Reporting Persons indentified in Item 1 of this Schedule 13D effected since February 4, 2010, the date of the last filing of the Schedule 13D Statement.

None.

(d)           N/A

(e)           N/A

Item 7.	Material to Be Filed as Exhibits

Exhibit A	--
Amended and Restated Joint Filing Agreement, dated as of February 11, 2008, is by and among John F. White, James F. Rice, Kenneth L. Wolfe, Foster L. Aborn and Kairos Partners III Limited Partnership (incorporated by reference from the Schedule 13G/A filed on February 12, 2008)

Exhibit B	--	Letter to the Chairman of the Board of Directors dated November 24, 2009 (incorporated by reference from the Schedule 13D filed on November 24, 2009)
Exhibit C	--	Letter to the Chairman of the Board of Directors dated February 2, 2010 (incorporated by reference from the Amendment No. 2 to Schedule 13D/A filed on February 4, 2010)
Exhibit D	--	Press release issued on August 11, 2010 (filed herewith)

CUSIP NO. 688582105	Schedule 13D/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:              August 11, 2010

JOHN F. WHITE

                    /s/ John F. White

JAMES F. RICE

/s/ James F. Rice

KENNETH L. WOLFE

/s/ Kenneth L. Wolfe

FOSTER L. ABORN

/s/ Foster L. Aborn

KAIROS PARTNERS III LIMITED PARTNERSHIP

By:  KAIROS III LLC, its General Partner

By:  KAIROS MASTER GP LLC, its Sole Member

By:  /s/ John F. White
  John F. White
Voting Member

CUSIP NO. 688582105	Schedule 13D/A	Page 8 of 8 Pages

EXHIBIT D

Kairos Partners III Announces its Support

For the Concerned Osteotech Stockholders

Norwell, Mass.—August 11, 2010— Kairos Partners III, LP (“Kairos”), today announced its intention to vote for the dissident slate of directors for the board of Osteotech, Inc. proposed by the Spencer Capital Opportunity Fund, L.P., Boston Avenue Capital LLC and Heartland Advisors, Inc. (the “Concerned Osteotech Stockholders”) at the annual meeting of shareholders to be held on August 23, 2010.  Kairos has been a shareholder of Osteotech since 2005 and currently owns 953,057 shares of Osteotech, accounting for 5.26% of its shares outstanding.

The dissident director slate was developed and is being promoted by the Concerned Osteotech Stockholders who collectively control approximately 22.8% of Osteotech shares outstanding.

Kairos shares the concerns raised by the Concerned Osteotech Stockholders including, among others;

•	Recent excessive payments to the Chairman of Osteotech and other related party transactions,

•
Poor corporate governance, as demonstrated by the implementation of a poison pill, shortly after the Concerned Osteotech Shareholders publically announced the formation of their group for the purposes of changing the composition of the company’s board of directors, and

•	The approval of exorbitant compensation plans for Osteotech’s executive officers in the event they are terminated upon a change in control.

Kairos believes the program for change outlined by the Concerned Osteotech Stockholders in their proxy filing will place Osteotech on the right path to improve its overall performance and maximize value for all of the company’s shareholders.

Kairos is a private medical technology investment partnership.  For more information, please contact Jim Rice of Kairos Partners at 781-713-4149, or email at jrice@diplex.com.

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